Michael Bardy

PROFESSIONAL EXPERIENCE

Started in Real Estate in 1973-Present

Started Remolding Houses 1976-Present

Taught Real Estate for over 20 years

Started working in HVAC in 1974

Store Manager C & T insulation and Solar 1980-1981

Started working in hotels in 1981

Chief Engineer Concord Hilton 1982-2005

Regional Chief Engineer 1982-2005

Owner of Satellite Dish company 1991-2020

Education

Diablo Valley College

Laney College

Los Medanos College

San Francisco State University

Professional Credentials

License Realtor

Journeyman HVAC technician

Certified Chief Engineer

General Contractor